Exhibit 99



                               FEDDERS CORPORATION
                    PLAN TO COMPENSATE NON-EMPLOYEE DIRECTORS


     The Board of Directors and Stockholders of Fedders Corporation (the "Company") have approved a plan (the "Plan") whereby 150,000 shares of Class A Stock of the Company (the "Plan Shares") are reserved for issuance in payment of a portion of the yearly compensation of the Company's non-employee Directors.

     Under the Plan, the annual cash payment to non-employee Directors will be matched with a yearly payment of that number of Plan Shares that would equal the yearly cash payment to Directors at the time of their delivery to the non-employee Directors.

     At the June meeting of the Company's Board of Directors each year (or the next meeting thereafter if no meeting is held in June in any given year) and until the pool of Plan Shares is exhausted, the Company will issue to each non-employee Director then serving, that number of Plan Shares determined by dividing the then current yearly cash payment to non-employee Directors by the closing price of the Company's Class A Stock on the date of the Board Meeting. Fractional shares will be rounded up to the next full number of shares.